Exhibit 99.(a)(64)

THE SUPREME COURT OF APPEAL
OF SOUTH AFRICA

Reportable

CASE NO: 559/04

In the matter between:

GOLD FIELDS LIMITED	First Appellant
PIETER CHRISTIAAN VAN ASWEGEN	Second Appellant

and

HARMONY GOLD MINING COMPANY LIMITED	First Respondent
THE SECURITIES REGULATIONS PANEL	Second Respondent
THE JOHANNESBURG STOCK EXCHANGE	Third Respondent

Before:	MPATI AP, STREICHER, FARLAM, NUGENT JJA & COMRIE AJA
Heard:	24 NOVEMBER 2004
Delivered:	26 NOVEMBER 2004
Summary:	Offer to exchange shares in public companies — whether an offer for subscription to the public for purposes of s 145 of the Companies Act 1973.

J U D G M E N T

NUGENT JA

NUGENT JA:

[1] Gold Fields Limited and Harmony Gold Mining Company Limited are both public mining companies whose shares (or their equivalent) are listed on securities exchanges in this country and abroad.

[2] Gold Fields has 1 billion authorised ordinary shares of which 491 806 265 have been issued. Harmony wishes to acquire those shares. It has thus made an offer that is in two parts. The first part aims at acquiring a maximum of 34.9% of the shares by no later than 26 November 2004. The second part, which is dependent upon various conditions being fulfilled, aims at thereafter acquiring the balance.

[3] Pared of its various conditions — none of which are material to the issues that arise in this appeal — the offer is quite simple: Harmony has offered to issue and exchange 1.275 Harmony shares for one Gold Fields share. Its purpose dictates that the offer is made only to persons who are able to deliver Gold Fields shares — certificated Gold Fields shareholders — whose identity will change from time to time bearing in mind that there is a regular trade in the shares. Upon acceptance of the offer, and the surrender of Gold Fields shares (which must occur simultaneously) the shareholder becomes entitled in due course to be allotted new shares in Harmony.

[4] Gold Fields contends that the Harmony offer constitutes ‘an offer to the public for the subscription of shares’ as contemplated by s 145 of the Companies Act 1973, which, because it is not accompanied by a prospectus (that it is not accompanied by a prospectus is not disputed) is prohibited by the terms of that section. It applied to the Johannesburg High Court for a declaratory order to that effect and for related relief. The application was dismissed by Goldblatt J. This appeal is with the leave of that court.

[5] The second appellant — a businessman who has a small holding of Gold Fields shares — joined in the application and in this appeal but his presence takes the matter no further. The Securities Regulations Panel and the Johannesburg Stock Exchange were cited as respondents for any interest that they might have in the matter but they have played no part in these proceedings.

[6] The learned judge in the court a quo concluded that the offer was neither one for the ‘subscription of shares’, nor was it ‘made to the public’, and thus that it was not prohibited by s 145. Both those findings were challenged in this court.

[7] The features of the offer are naturally dictated by its purpose, which is, on the one hand, to acquire the Gold Fields shares, and on the other hands, to finance the acquisition by issuing Harmony shares that will be taken up by acceptors of the offer.

[8] A person who undertakes to take up shares (which is what the Gold Fields shareholders who accept the offer are required to do) might ordinarily be described as a subscriber, for one of the meanings attributed to the verb by the Shorter Oxford English Dictionary is ‘to promise over one’s signature to pay (a sum of money) for shares in an undertaking’ — the words in parenthesis indicating that that part of the definition is not universally applicable. But the effect of the proposed exchange of shares in the present case is that the consideration being given for the right to take up Harmony shares is the Gold Fields shares themselves rather than cash, and in Government Stocks and Other Securities Investment Co Limited v Christopher [1956] 1 All ER 490 (Ch) Wynn-Parry J held that the word ‘subscription’ in the comparable provision of the English Companies Act meant ‘taking or agreeing to take shares for cash’ and not in exchange for other shares. The learned judge found support for that conclusion in the judgments of Kekewich J and the Court of Appeal in Arnison v Smith (1889) 41 Ch 348, the judgments in The Chicago Railway Terminal Elevator Co v The Inland Revenue Commissioners (1900) 84 LT 71 and Brown v Inland Revenue Commissioners (1900) 84 LT 71, and from what was said to be one of the ordinary meanings of the word. The decision in that case persuaded the court below to the same conclusion.

[9] I share the view of Hampel J in Broken Hill Proprietary Co Ltd v Bell Resources Ltd [1984] 8 ACLR 609 (SC of Victoria) that the decisions referred to in Christopher’s case do not support the construction that was placed on the meaning of ‘subscription’, and I have drawn attention to the dictionary meaning which does not require the consideration to be in cash (although that is usual). Moreover, there is a clear indication from those sections of the Companies Act that deal with the issue and allotment of shares in return for a consideration other than cash (s 76(1) and (2), s 77(2), s 92, s 165(3) that the draftsman did not intend the word to bear that restricted meaning, for it is difficult to see how the subscription and the allotment would then coincide.

[10] A considered judicial opinion from another jurisdiction on the meaning of a word or phrase is naturally to be accorded some weight but it is not decisive, and furthermore, the statute itself discloses that the draftsman did not accord it that meaning. If the ultimate conclusion that was reached in Christopher’s case (that an offer to exchange shares was not an offer to the public for subscription) was the correct one (and in my view it was) then it must be borne in mind that the conclusion rested on more than one ground. In my view a subscription for shares, as that word is used in the Act, is an undertaking to take up shares, not only for cash, and the real difficulty for Gold Fields lies elsewhere than in the meaning of that word.

[11] I can add nothing useful to what has been said in earlier cases as to the meaning of ‘public’ (there is no suggestion that the word is used in s 145 in any special sense). In S v V 1977(2) SA 134(T) at 137 Franklin J (citing S v Rossouw1 and Tatem Co v Inland Revenue Commissioners2 to similar effect) said that

‘[t]he ordinary meaning of the word ‘public’ is the community as a whole rather than the community as an organised body’.

[12] I think it is unhelpful, and potentially misleading, to attempt to determine by inference what is included in an ‘offer to the public’ by

1  1968(4) SA 380(T) 385C-D
2  [1941] 2 AII ER 616 (CA)

referring to the inclusions and exclusions in s 142 (the definition of an ‘offer to the public’) and s 144 respectively, for those inclusions and exclusions might just as we have been inserted to avoid uncertainty. The better approach, in my view, is to ask whether the present offer can properly be said to have been made to the public as that term is ordinarily understood.

[13] To qualify as an offer to the public it would seem to me that the terms of the offer would at least need to be capable of being offered to and accepted by the public at large. That is not to say that every offer in such terms is necessarily an offer to the public. Nor is it to say that an offer must necessarily be made to the public at large in order to qualify (s 142 makes it clear that it might be made to only a section of the public). But an offer that is made to the public would necessarily be in terms that would enable it to be made to and accepted by the public at large, and it could thus be made with indifference to any random section of the public. An offer to sell shares, for example, in return for cash, is capable of being made to the public at large, and might thus be made as much to that section of the public that resides in Bloemfontein as to the section of the public that resides in Upington.

[14] But that will not be so where the offer aims at acquiring specific private property — as in this case — for the terms of such an offer must necessarily be such that it is directed to, and is capable of being accepted by, only the owner of the property. The offer, in its terms, will not be capable of being extended to the public at large, or even to a random section of the public. That the owner of the property might live amongst us in society does not mean that the offer is addressed to him as a ‘section of the public’. On the contrary, he is addressed in the peculiar capacity — not shared by the public at large — of owner of specific limited property. And an offer of that kind does not become an offer to the public, or even to a section of the public, by a process of multiplication when it is extended to the acquisition of similar property in the hands of other owners. That there is a ‘rational connection’ between the offer and the characteristic that sets the group apart (Corporate Affairs Commission (SA) v Australian Control Credit Union (1985) 157 CLR 201 (HC); TNT Australia (Pty) Ltd v Normandy Resources NL (1989) 15 ACLR 99 (SC)) hardly needs saying for the characteristic is inherent in the offer itself.

[15] But, it was submitted on behalf of Gold Fields, the offer in this case is in truth made to, and capable of being accepted by, the public at large, because any member of the public is able to purchase one or more shares on a stock exchange and take advantage of the offer. I think that is to misconstrue the nature of the offer. It might be that any member of the public is able to acquire a Gold Fields share, but until he does so the offer is not made to him. Insofar as members of the public might have been invited by Harmony to acquire Gold Fields Shares that is no more than an invitation to qualify for the offer.

[16] An offer that aims to acquire specific private property would not achieve its purpose if it was made to the public for no reason but that the property is in private hands. The offer in the present case is in that category. It is not made to the public but to shareholders in Gold Fields who are not, in that capacity, a mere section of the public at large.

[17] The appeal is dismissed with costs, including the costs of two counsel, such costs to be paid by the appellants jointly and severally.

R W NUGENT JUDGE OF APPEAL

MPATI AP) STREICHER JA) FARLAM JA) COMRIE AJA)	CONCUR